UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number: 1-15659

Illinois Power Company

Incentive Savings Plan for

Employees Covered Under a Collective

Bargaining Agreement

(Full title of the plan)

Dynegy Inc.

1000 Louisiana

Suite 5800

Houston, Texas 77002

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION,

DECEMBER 31, 2002 AND 2001

Page No.
INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	3

Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2002 and 2001	4

NOTES TO FINANCIAL STATEMENTS	5

SUPPLEMENTAL INFORMATION

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2002	16

Schedule H, Line 4j—Schedule of Reportable Transactions for the year ended December 31, 2002	20

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	21

EXHIBIT 23.1—CONSENT OF INDEPENDENT ACCOUNTANTS

EXHIBIT 99.1—CERTIFICATION OF PLAN ADMINISTRATOR PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

INDEPENDENT AUDITORS’ REPORT

To the Dynegy Inc. Benefit Plans Committee for

the Illinois Power Company Incentive Savings Plan for Employees

Covered Under a Collective Bargaining Agreement

We have audited the accompanying statements of net assets available for benefits of Illinois Power Company Incentive Savings Plan for Employees Covered Under A Collective Bargaining Agreement (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplemental schedules of (1) assets (held at end of year), and (2) reportable transactions, together referred to as “supplemental information”, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement

Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 20, 2003

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Investments:
Cash and temporary cash investments	$203	$550,440
Investments at fair value:
Plan interest in master trust	11,360,552	—
Employer securities	—	40,445,244
Registered investment companies	39,846,382	55,469,032
Common collective trust	14,234,209	16,411,725
Common stock	581,977	1,283,998
Preferred stock	15,375	—
Participant loans	3,045,517	3,220,382

Total investments	69,084,215	117,380,821

Receivables:
Dividends and interest receivable	—	810
Due from broker for securities sold	8,268	—
Employer contributions receivable	—	142,617

Total receivables	8,268	143,427

TOTAL ASSETS	69,092,483	117,524,248

LIABILITIES:
Accrued expenses	—	85
Due to broker for securities purchased	44,001	—

TOTAL LIABILITIES	44,001	85

NET ASSETS AVAILABLE FOR BENEFITS	$69,048,482	$117,524,163

The accompanying notes are an integral part of the financial statements

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employee	$6,114,802	$6,298,051
Employer	1,818,841	1,918,476

Total contributions	7,933,643	8,216,527

Investment income:
Dividend and interest income	1,464,231	2,700,030
Interest on participant loans	269,037	303,300

Total investment income	1,733,268	3,003,330

TOTAL ADDITIONS	9,666,911	11,219,857

DEDUCTIONS:
Deductions from net assets attributed to:
Net depreciation in fair value of investments	54,535,716	65,249,582
Benefit payments	3,314,032	11,825,965
Administrative expenses	5,400	30,758

TOTAL DEDUCTIONS	57,855,148	77,106,305

DECREASE IN NET ASSETS BEFORE TRANSFERS	(48,188,237)	(65,886,448)

TRANSFERS, NET	(287,444)	—

PLAN-TO-PLAN TRANSFERS, NET	—	(2,389,381)

NET DECREASE	(48,475,681)	(68,275,829)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	117,524,163	185,799,992

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$69,048,482	$117,524,163

The accompanying notes are an integral part of the financial statements

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1.	DESCRIPTION OF PLAN

The following description of the Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement is sponsored and administered by Dynegy Inc. (the “Company”) for certain eligible employees of Illinois Power Company (“IP”) and Dynegy Midwest Generation, Inc. (“DMG”; IP and DMG are each referred to herein as the “Employer”). The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan. The Plan became effective as of January 1, 1987. Assets of the Plan are held and managed by a trustee. Effective January 1, 2002, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”) became trustee and custodian. The purpose of the Plan is to enable participants to invest a portion of their salaries in tax-deferred savings pursuant to Section 401(k) of the Internal Revenue Code (“IRC”) and to otherwise help participants prepare financially for their retirement. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Participation

All employees of the Employer who are covered under a collective bargaining agreement are eligible to participate in the Plan other than (a) certain nonresident aliens, (b) leased employees, (c) employees who have waived participation in the Plan, and (d) individuals who are deemed to be employees only under certain Department of the Treasury regulations. Although participation in the Plan commences immediately upon employment as an eligible employee, a participant’s election to make before-tax and/or after-tax contributions to the Plan is voluntary. Active participation ceases upon termination of employment with the Employer. Former employees can choose to liquidate their accounts or to leave them in the Plan, except that an automatic lump sum distribution will be made upon termination of employment if the participant’s aggregate account balance (excluding the portion thereof attributable to rollover contributions) is not in excess of $5,000. Earnings will continue to accrue on undistributed accounts. All accounts, whether for active or former employees, are fully vested.

Plan Changes and Amendments

Effective January 1, 2002, the Plan was amended and restated. The Plan also changed recordkeepers and trustees from Fidelity Management Trust Company to Vanguard. As a result, the investment options offered to the Plan’s participants changed. In order to facilitate this transition, it was necessary to impose a “Quiet Period” as adopted in an amendment dated November 30, 2001. The Quiet Period commenced on December 20, 2001 (November 30, 2001 for hardship withdrawals) and ended on January 18, 2002. During this period, requests for, and processing of, distributions, withdrawals, changes in participant contribution rates, and loans were temporarily suspended. In addition, participants were unable to change investment designations with respect to future or existing allocations.

Participant Accounts

Each participant’s accounts are credited with the participant’s contribution and allocations of the Employer’s contribution and Plan earnings. For participants with loans, a loan administrative fee is charged to their account.

Contributions

Participants may make before-tax contributions by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the extent required by law. A participant may also “roll-over” into the Plan amounts previously invested in another retirement plan.

Participants have the option of investing their contributions in any or all of the investment funds in the proportions they choose. They may change their investment options or transfer amounts from fund to fund at any time.

The Employer contributes a monthly match to the Plan equal to 50% of the participant’s monthly before-tax contributions that are not in excess of 6% of the participant’s compensation for the month. In addition, for each calendar year the Employer makes a “true-up” matching contribution on behalf of each participant who was an eligible employee on the last day of the year. The “true-up” matching contribution equals the difference, if any, between (a) 50% of the before-tax contributions made during the year by the eligible participant that were not in excess of 6% of his or her compensation for the year and (b) the aggregate amount of monthly matching contributions made on behalf of such eligible participant during the year. All Employer matching contributions are made in shares of Dynegy common stock and are contained in the Dynegy Stock Fund (the “Dynegy Stock Fund”) in the Master Trust. Dividends on stock held in the Dynegy

Stock Fund are also invested in the Dynegy Stock Fund. See Notes 4 and 6 for more information.

In addition, the Employer may make a discretionary contribution for a calendar year that is allocated based on compensation to (a) participants who are eligible employees on the last day of the year and (b) participants who terminated employment during the year on or after attaining age 65 or by reason of death or disability. The discretionary contribution is made in shares of Dynegy common stock which are initially held in the Dynegy Stock Fund. Dividends earned on these shares are also invested in the Dynegy Stock Fund. No contributions were made under this arrangement for plan years 2002 and 2001.

Vesting

Participants have an immediate 100% vested and nonforfeitable interest in the employee and Employer contributions plus actual earnings thereon.

ESOP

In October 1990, the Plan was amended to provide for the implementation of an Employee Stock Ownership Plan (ESOP) arrangement. Under this arrangement, a predecessor to the Company, pursuant to authorization granted by the Illinois Commerce Commission (ICC), loaned $35 million to the trustee of the ESOP in January 1991. The loan proceeds were used to purchase 952,397 shares of Illinova Corporation common stock on the open market. The shares (which were converted into shares of Dynegy in connection with the February 1, 2000, combination of Illinova Corporation and Dynegy) were allocated to the accounts of eligible participating employees as they were earned through the match or incentive compensation features of the Plan. The loan was paid-off during 2000 and the remaining unallocated shares were allocated to eligible employees during 2001. Total shares allocated to bargaining unit employees for matching contributions and company incentive contributions totaled 550,181 and 402,216 as of December 31, 2001, respectively. The Plan continues to have an ESOP feature, but there is currently no Dynegy stock that has been acquired with the proceeds of a currently outstanding loan.

Distributions

Distributions as provided for in the Plan are made to Plan participants or their beneficiaries upon the participant’s termination of employment or death. Distributions must begin by April 1st of the calendar year following the later of the calendar year in which the employee reaches age 70 1/2 or the calendar year in which the employee retires. All distributions are made in the form of cash and/or Dynegy common stock.

Forfeitures

Each participant is responsible for supplying the Company with a current address. In the case of a benefit payable on behalf of a participant, if the Plan Administrator is unable to locate the participant or beneficiary to whom such benefit is payable, upon the Plan Administrator’s determination thereof, such benefit shall be deemed a forfeiture and shall be used to reduce matching contributions and/or to pay Plan administrative expenses.

During plan year 2002, employer contributions were reduced by $77,783 from forfeited accounts.

Loans

The Plan allows participants to borrow from their Plan accounts an amount not to exceed the lesser of $50,000 (reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made) or 50% of the vested account balance (other than the portion of such account balance that is invested under the directed brokerage investment fund option). Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans. For 2002, the interest rate ranged from 5.25% to 10.50%. The rate for 2001 ranged from 7.75% to 10.50%.

All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer or an affiliate. After termination of employment and before receiving a distribution from the Plan, a participant may continue to make loan payments directly to the Trustee. Interest paid on the loan is credited to the participant’s account. The Trustee maintains a Loan Fund to hold the balances of participants’ loans.

Plan-to-Plan Transfers

Amounts are transferred to or from the Illinois Power Company Incentive Savings Plan as participants shift out of or into positions covered by a collective bargaining agreement. These transfers are shown on the Statement of Changes in Net Assets Available for Benefits as plan-to-plan transfers.

Plan Termination

Subject to certain limitations, the right to amend, modify or terminate the Plan is reserved by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Plan financial statements are prepared on the accrual basis of accounting.

Investments

Participant loans included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at fair value based on the latest quoted market price. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the year end.

The investments held in the Master Trust are stated at fair value as determined by the Trustee based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are valued at fair value as determined in good faith by or under the direction of the Trustee. The Trustee determines the Plan’s interest in the market value of the Master Trust’s net assets in accordance with a computational method agreed upon between the Plan Administrator and the Trustee. The Dynegy Stock Fund and the Stable Value Fund, however, are identified with each plan on an actual basis. At December 31, 2002 the Plan’s interest in the Master Trust was approximately 26.4%.

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Dynegy Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution to participants resulting in a realized gain or loss and is reflected in the income from the Plan’s investment in the Master Trust.

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments.

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned. Realized gains and losses on security sales are computed on an average cost basis. Purchases and sales of securities are recorded on a trade-date-basis.

Expenses

Most expenses incurred in the administration of the Plan and the trust are paid by the Employer. These expenses include fees and expenses of the Trustee, fund managers, consultants, auditors, and legal personnel.

Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has not been amended since receiving the determination letter and the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Distribution of Benefits

Distributions of benefits are recorded when paid.

Reclassification

Certain prior year balances have been reclassified to conform to current year presentation.

3.	INVESTMENTS

Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan’s net assets available for benefits include:

Investments at fair value as determined by quoted market price	Fair value at December 31
	2002	2001
Plan interest in Master Trust *	$11,360,552	$—
Dynegy Common Stock *	—	40,445,244
Fidelity Equity Income Fund	—	16,715,384
Fidelity Independence Fund	—	26,001,685
Fidelity Management Income Portfolio	—	13,381,697
AFG Fundamental Investors Fund	13,292,052	—
Vanguard Growth Equity Fund	17,666,305	—
Vanguard Retirement Savings Trust	14,234,209	—

*	Includes both participant-directed and non-participant directed amounts. See Note 6.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $54,535,716 and $65,249,582 during 2002 and 2001 as follows:

	2002	2001
Plan interest in Master Trust	$40,165,880	$—
Employer Securities	—	50,186,045
Registered Investment Companies	14,369,836	15,063,537

	$54,535,716	$65,249,582

4.	PARTICIPATION IN MASTER TRUST

Effective January 1, 2002, the Plan began participating in a master trust investment agreement, with the Illinois Power Company Incentive Savings Plan, Dynegy Inc. 401(k) Savings Plan and Extant Inc. 401(k) Plan.

The following information is presented for the Master Trust:

DYNEGY INC. MASTER TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002

ASSETS:
Cash and temporary cash investments	859
Investments at fair value:
Employer securities	14,877,915
Registered investment companies	28,121,323

Total investments	43,000,097
Receivables:
Fund units receivable	8,055

TOTAL ASSETS	43,008,152

LIABILITIES:
Accrued expenses	5,859
Fund units payable	22,145

TOTAL LIABILITIES	28,004

NET ASSETS AVAILABLE FOR BENEFITS	$42,980,148

Investment loss for the Master Trust is as follows:

December 31, 2002
Investment income (loss):
Depreciation in fair value of investments:
Employer securities	$147,237,890
Registered investment companies	5,213,753

Total depreciation, net	152,451,643
Dividends and interest	1,670,367

Total investment loss, net	$150,781,276

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

6.	NONPARTICIPANT-DIRECTED INVESTMENTS

All funds in the Plan are participant directed, with the exception that Employer matching and discretionary contributions are initially invested in the Dynegy Stock Fund. Participants may diversify the investment of Employer matching and discretionary contributions after such amounts are initially credited to their accounts. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefit relating to the Dynegy Stock Fund is as follows:

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DYNEGY STOCK FUND

	December 31,
	2002	2001
ASSETS:
Investments:
Cash and temporary cash investments	$—	$357,810
Investments at fair value	3,497,615	40,445,244

Total investments	3,497,615	40,803,054

Receivables:
Dividends and interest receivable	—	810
Employer contributions receivable	—	142,617

Total receivables	—	143,427

TOTAL ASSETS	3,497,615	40,946,481

LIABILITIES:
Accrued expenses	—	85

NET ASSETS AVAILABLE FOR BENEFITS	$3,497,615	$40,946,396

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DYNEGY STOCK FUND

	Year ended December 31
	2002	2001
ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employee	$396,277	$429,578
Employer	1,819,414	1,918,476

Total contributions	2,215,691	2,348,054

Investment income:
Dividend and interest income	223,433	516,804
Other income	45,790	32,136

Total investment income	269,223	548,940

Loan repayments	143,260	131,015

TOTAL ADDITIONS	2,628,174	3,028,009

DEDUCTIONS:
Deductions from net assets attributed to:
Net depreciation in fair value of investments	40,324,646	49,786,240
Benefit payments	607,358	4,329,682
Loan withdrawals	393,886	151,603
Administrative expenses	689	2,164

TOTAL DEDUCTIONS	41,326,579	54,269,689

DECREASE IN NET ASSETS BEFORE TRANSFERS	(38,698,405)	(51,241,680)

PLAN-TO-PLAN TRANSFERS, NET	—	(647,872)

FUND TO FUND TRANSFERS	1,249,624	1,478,656

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	40,946,396	91,357,292

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$3,497,615	$40,946,396

7.	COMMITMENTS AND CONTINGENCIES

On July 24, 2002 the Plan Administrator received notification from the US Department of Labor (DOL), Employee Benefits Security Administration, of an investigation of the Plan under section 504 of the Employee Retirement Income Security Act of 1974 (ERISA). The investigation relates to the plan year ended December 31, 1998 and subsequent years, and is in progress as of the date of this report.

8.	SUBSEQUENT EVENT

Subsequent to December 31, 2002, the per share market price of Dynegy Inc. common stock increased from $1.18 as of December 31, 2002 to $4.25 as of June 20, 2003. As of May 31, 2002, the fair value of the Plan’s investments totaled $88,637,484 including $16,158,815 in the Dynegy Stock Fund.

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

EIN: 74-2928353 PN: 006

Schedule H, Line 4(i):—Schedule of Assets (Held at End of Year)

As of December 31, 2002

[a]	[b]	[c]	[d]	[e]
Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Plan Interest in Master Trust	Master Trust	$24,612,046	$11,360,552
*	American Funds EuroPacific Growth	Registered Investment Company	**	1,565,426
*	Janus Worldwide Fund	Registered Investment Company	**	90,083
*	PIMCO Total Return Bond	Registered Investment Company	**	2,711,860
*	AFG Fundamental Investors Fund	Registered Investment Company	**	13,292,052
*	Vanguard Capital Opportunity	Registered Investment Company	**	1,243,882
*	Vanguard Growth Equity Fund	Registered Investment Company	**	17,666,305
*	Vanguard Total Stock Mkt Inv	Registered Investment Company	**	2,696,982
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	14,234,209
*	Loan Fund	Various maturities and interest rates ranging from 5.25%-10.50%	**	3,045,517

Self-directed Brokerage Account:
*	Cash	Currency	**	203
*	Empire Dist Elec Pfd Secs 8.5% Pfd	Preferred Stock	**	2,629
*	General Mtrs Accep Corp Public Income	Preferred Stock	**	2,494
*	Georgia Pwr Cap Tr Iv Pfd	Preferred Stock	**	2,599
*	Health Care Ppty Invs Inv Pfd Ser B	Preferred Stock	**	5,080
*	Partnerre Cap Tr I Gtd Pfd Secs	Preferred Stock	**	2,573
*	3Com Corp	Common Stock	**	231
*	8x8 Inc New Com	Common Stock	**	440
*	Abraxas Pete Corp	Common Stock	**	2,632
*	Act Mfg Inc	Common Stock	**	2
*	Advanced Communications	Common Stock	**	8
*	Agere Sys Inc Cl A	Common Stock	**	9
*	Agere Sys Inc Cl B Com	Common Stock	**	245
*	Alcoa Inc Com	Common Stock	**	1,279
*	Anheuser-Busch Cos Inc	Common Stock	**	12,136
*	Annaly Mtg Mgmt Inc Com	Common Stock	**	1,880
*	AOL Time Warner Inc Com	Common Stock	**	2,620
*	Applied Materials Inc	Common Stock	**	2,606
*	Argosy Gaming Co Com	Common Stock	**	8,424
*	Artemis Intl Solutions Corp Com	Common Stock	**	140
*	AT&T Corp Com	Common Stock	**	366
*	AT&T Wireless Svcs Inc Com	Common Stock	**	712
*	Atlanta Sosnoff Cap Corp	Common Stock	**	2,735
*	Atmel Corp	Common Stock	**	666
*	Avaya Inc Com	Common Stock	**	91
*	Bethlehem Steel Corp	Common Stock	**	55
*	Broadcom Corp Cl A	Common Stock	**	347
*	Broadvision Inc Com New	Common Stock	**	1,311
*	Calpine Corp Com	Common Stock	**	12,104
*	China Continental Inc	Common Stock	**	12
*	China Xin Network Media Corp Com	Common Stock	**	225
*	Cinergy Corp Income Prides	Common Stock	**	5,540
*	Cisco Systems Inc	Common Stock	**	24,112
*	Comcast Corp Cl A Com	Common Stock	**	518
*	Copper Mtn Networks Inc Com New	Common Stock	**	456

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

EIN: 74-2928353 PN: 006

Schedule H, Line 4(i):—Schedule of Assets (Held at End of Year)

As of December 31, 2002

(continued)

[a]	[b]	[c]	[d]	[e]
Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Corning Inc Com	Common Stock	**	20,522
*	Cyber Mark Intl Corpcom	Common Stock	**	650
*	Cygnus Inc	Common Stock	**	710
*	Cypress Semiconductor Corp	Common Stock	**	572
*	Dectron Internatinale Inc	Common Stock	**	850
*	Diagnostic Prods Corp	Common Stock	**	4
*	Disney Walt Company Holding Co	Common Stock	**	1,631
*	Dollar Gen Corp	Common Stock	**	601
*	Drexler Technology	Common Stock	**	1,308
*	E Digital Corp Com	Common Stock	**	1,045
*	Earthlink Inc Com	Common Stock	**	542
*	Echelon Corp Oc Com	Common Stock	**	3,375
*	Energy Partners Ltd Com	Common Stock	**	2,654
*	Enron Corp	Common Stock	**	90
*	Ericsson L M Tel Co Adr Cl B Sek 10 New	Common Stock	**	1,427
*	Fonix Corp Del	Common Stock	**	220
*	Frederick Brewing Cocom New	Common Stock	**	16
*	Fresh Delmonte Produce	Common Stock	**	1,891
*	Genaera Corp Com	Common Stock	**	812
*	General Electric Co Com	Common Stock	**	9,878
*	Genesis Microchip Inc Del Com	Common Stock	**	170
*	Global Crossing Ltd Com	Common Stock	**	3
*	Globalstar Telecommunications	Common Stock	**	10
*	Globespanvirata Inc Com	Common Stock	**	6,459
*	Gtc Biotherapeutics Inc Com	Common Stock	**	472
*	Handspring Inc Com	Common Stock	**	95
*	Harley-Davidson Inc	Common Stock	**	18,282
*	Hyseq Inc Com	Common Stock	**	258
*	Id Biomedical Corp	Common Stock	**	2,698
*	Imagis Technologies Inc Com	Common Stock	**	940
*	Imax Corp	Common Stock	**	20,389
*	Infospace Inc Com New	Common Stock	**	1,262
*	Inktomi Corp Com	Common Stock	**	640
*	Intel Corp Com	Common Stock	**	1,719
*	Interdigital Communications Corp	Common Stock	**	42,224
*	Intl Rectifier Corp Del	Common Stock	**	923
*	Intrusion Inc (Formerly Intrusion)	Common Stock	**	279
*	Isco Intl Inc Com	Common Stock	**	32
*	JDS Uniphase Corp	Common Stock	**	11,405
*	Juniper Networks Inccom	Common Stock	**	3,565
*	K Mart Corp	Common Stock	**	35
*	Kemet Corp Com	Common Stock	**	874
*	Kopin Corp	Common Stock	**	156
*	Legato Systems Inc Com	Common Stock	**	500
*	Legend Hldgs Ltd Sponsored Adr	Common Stock	**	333
*	Loudeye Technologiesinc Com	Common Stock	**	155
*	Lowes Cos Inc	Common Stock	**	37,500
*	Lucent Technologies Inc Com	Common Stock	**	844
*	Macrochem Corp New Del	Common Stock	**	1,020
*	Medtronic Inc	Common Stock	**	18,240

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

EIN: 74-2928353 PN: 006

Schedule H, Line 4(i):—Schedule of Assets (Held at End of Year)

As of December 31, 2002

(continued)

[a]	[b]	[c]	[d]	[e]
Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Microsoft Corp	Common Stock	**	19,391
*	Mirant Corp Com	Common Stock	**	374
*	Modem Media Inc	Common Stock	**	520
*	Monaco Coach Corp	Common Stock	**	2,896
*	Motorola Inc	Common Stock	**	4,342
*	Nasdaq 100 Shares	Common Stock	**	113,735
*	Ness Energy Intl Inc	Common Stock	**	900
*	Netsol Intl Inc Com	Common Stock	**	700
*	Nokia Corp Sponsored Adr	Common Stock	**	5,239
*	Nortel Networks Corpnew Com	Common Stock	**	167
*	Openwave Sys Inc Com	Common Stock	**	2,000
*	Oracle Corp Com	Common Stock	**	2,808
*	Palm Inc Com New Com	Common Stock	**	675
*	Paradigm Advanced Technologies Inc Com	Common Stock	**	74
*	Pet Quarters Inc Com	Common Stock	**	3
*	Pfizer Inc	Common Stock	**	91,055
*	Plug Pwr Inc Com	Common Stock	**	135
*	Qualcomm Inc	Common Stock	**	2,543
*	Razorfish Inc Cl A New	Common Stock	**	5
*	Rent-Way Inc	Common Stock	**	1,750
*	Riverstone Networks Inc Com	Common Stock	**	636
*	Samaritan Pharmaceuticals Com	Common Stock	**	160
*	Service Corp Intl	Common Stock	**	1,328
*	Serviceware Technologies Inc Com	Common Stock	**	930
*	Stratesec Inc Com	Common Stock	**	90
*	Sunbeam Corp Formerly Sunbeam	Common Stock	**	21
*	Surebeam Corp Cl A	Common Stock	**	279
*	Sykes Enterprises Inc Com	Common Stock	**	328
*	Tellabs Inc Com	Common Stock	**	2,172
*	Teraforce Technologycorp Com	Common Stock	**	2,813
*	Theglobe Com Inc Com	Common Stock	**	27
*	Tippingpoint Technologies Inc	Common Stock	**	1,881
*	Titan Corp	Common Stock	**	1,040
*	Tivo Inc Com	Common Stock	**	2,052
*	Tut Sys Inc Com	Common Stock	**	125
*	Tyco Intl Ltd New	Common Stock	**	1,712
*	Valicert Inc Com	Common Stock	**	213
*	Vertical Computer Sys Inc Com New	Common Stock	**	45
*	Verticalnet Inc Com New	Common Stock	**	4
*	Viscount Sys Inc Com	Common Stock	**	60
*	Vodafone Group Plc New Spons Adr	Common Stock	**	797
*	Wal Mart Stores Inc	Common Stock	**	10,102
*	Washington Mutual Inc	Common Stock	**	3,453
*	Worldcom Inc Ga New Mci Group Com	Common Stock	**	8
*	Worldcom Inc Ga New Worldcom Group Com	Common Stock	**	209
*	Alliance Institutional Reserves—Prime	Registered Investment Company	**	168,172
*	Aegis Value Fund	Registered Investment Company	**	16,103
*	American Century Quantitative Equity Fun	Registered Investment Company	**	4,849
*	Clipper Fund, Inc.	Registered Investment Company	**	13,407
*	Fidelity Independence Fund	Registered Investment Company	**	24,093

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

EIN: 74-2928353 PN: 006

Schedule H, Line 4(i):—Schedule of Assets (Held at End of Year)

As of December 31, 2002

(continued)

[a]	[b]	[c]	[d]	[e]
Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Fidelity Investment Trust: Fidelity Worl	Registered Investment Company	**	5,025
*	Fidelity Mt. Vernon Street Trust: Fideli	Registered Investment Company	**	2,599
*	Fidelity Mt. Vernon Street Trust: Fideli	Registered Investment Company	**	6,450
*	Fidelity Securities Fund: Fidelity Divid	Registered Investment Company	**	24,166
*	Fidelity Select Networking And	Registered Investment Company	**	2,657
*	Fidelity Select Portfolios: Biotechnolog	Registered Investment Company	**	19,022
*	Fidelity Select Portfolios: Computers Po	Registered Investment Company	**	4,662
*	Fidelity Select Portfolios: Developing C	Registered Investment Company	**	6,915
*	Fidelity Select Portfolios: Electronics	Registered Investment Company	**	16,757
*	Fidelity Select Portfolios: Technology P	Registered Investment Company	**	10,152
*	Fidelity Select Portfolios: Utilities Gr	Registered Investment Company	**	2,470
*	Firsthand E-Commerce Fund	Registered Investment Company	**	35,484
*	Grand Prix Fund Class A	Registered Investment Company	**	873
*	Ing Worldwide Growth Fund Class A	Registered Investment Company	**	1,403
*	Invesco Telecommunications Fund	Registered Investment Company	**	2,529
*	Janus Enterprise Fund	Registered Investment Company	**	4,460
*	Janus Investment Fund: Janus Global Life	Registered Investment Company	**	13,249
*	Janus Investment Fund: Janus Mercury Fun	Registered Investment Company	**	7,785
*	Janus Investment Fund: Janus Olympus Fun	Registered Investment Company	**	13,484
*	Janus Investment Fund: Janus Twenty Fund	Registered Investment Company	**	20,939
*	Longleaf Partners Funds Trust: Longleaf	Registered Investment Company	**	11,778
*	Matthews International Funds: Matthews A	Registered Investment Company	**	14,066
*	Oppenheimer Global Fund, Class A Shares	Registered Investment Company	**	1,834
*	Putnam New Opportunities Fund	Registered Investment Company	**	1,526
*	Putnam Otc & Emerging Growth Fd	Registered Investment Company	**	665
*	Seligman _Comm & Information Fund	Registered Investment Company	**	1,772
*	Strong Equity Funds, Inc.: Strong Enterp	Registered Investment Company	**	4,231
*	Strong Equity Funds, Inc.: Strong Growth	Registered Investment Company	**	616
*	The Pbhg Funds, Inc.: Pbhg Select Equity	Registered Investment Company	**	3,333
*	The Pbhg Funds, Inc.: Pbhg Technology &	Registered Investment Company	**	2,470
*	Ultra Bear Profund Investor Shares	Registered Investment Company	**	104
*	Van Wagoner Funds, Inc.: Van Wagoner Pos	Registered Investment Company	**	455
*	Van Wagoner Funds, Inc.: Van Wagoner Tec	Registered Investment Company	**	407
*	Vanguard Capital Opportunity Fund Invest	Registered Investment Company	**	63,444
*	Vanguard Health Care Fund Investor Share	Registered Investment Company	**	22,475
*	Vanguard Primecap Fund Investor Shares	Registered Investment Company	**	22,912

	Total assets held for investment purposes			$69,084,215

*	A party-in-interest to the Plan

**	Cost not required for participant directed investments

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN FOR EMPLOYEES

COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

EIN: 74-2928353 PN: 006

Schedule H, Line 4(j):—Schedule of Reportable Transactions

For the year ended December 31, 2002

[a]	[b]	[c]	[d]	[g]	[h]	[i]
Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
The Vanguard Group	* AFG Fundamental Investors Fund	$19,096,868			$19,096,868
The Vanguard Group	* AFG Fundamental Investors Fund		2,420,976	2,741,223	2,420,976	(320,247)
The Vanguard Group	* Vanguard Growth Equity Fund	30,396,905			30,396,905
The Vanguard Group	* Vanguard Growth Equity Fund		3,763,785	4,688,245	3,763,785	(924,460)
The Vanguard Group	* Vanguard Retirement Savings Trust	14,366,014			14,366,014
The Vanguard Group	* Vanguard Retirement Savings Trust		131,805	131,805	131,805	—
The Vanguard Group	* Stable Value Fund	17,327,066			17,327,066
The Vanguard Group	* Stable Value Fund		3,206,245	3,206,245	3,206,245	—
The Vanguard Group	* Strategic Mod Growth Fund	5,960,095			5,960,095
The Vanguard Group	* Strategic Mod Growth Fund		931,199	1,017,489	931,199	(86,290)
The Vanguard Group	* Dynegy Stock Fund	22,915,336			22,915,336
The Vanguard Group	* Dynegy Stock Fund		3,307,038	4,854,032	3,307,038	(1,546,994)

* A party-in-interest to the Plan

Note: Items (e) and (f) are not applicable.

SIGNATURE

Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Illinois Power Company Incentive Savings Plan For Employees Covered Under a Collective Bargaining Agreement

By:	/s/ R. Blake Young
R. Blake Young Designated Member - Dynegy Inc. Benefit Plans Committee

Date: June 30, 2003